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                                                                  Exhibit (b)(3)

[LETTERHEAD OF POSTBANK (GERMAN POSTAL BANK)]

Deutsche Post AG
General Management
Dr. Edgar Ernst
Member of the Management Board
Heinrich-von-Stephan-Strasse 1
63105 Bonn

Your ref:
Our ref:           Klaus Houben
Phone:         (0228) 220-6500
Date:          11/15/99
Subject:           Credit confirmation

Dear Dr. Ernst:

I am pleased to confirm to you that we have extended the term of the general credit line for Deutsche Post AG, in the amount of

                                    DM 1,000,000,000.00
                            (in words: one billion German marks)

until 11/15/2000, for the present. Of course the corresponding amount in Euros is available to you, if you choose.

You can utilize this general credit line, at your option, by transfer to your current account, by short-term loans at fixed interest with terms up to 180 days, and, according to your credit agreement, also by a grant of credit to your subsidiaries. We already made a corresponding sample of a credit order available to you.

Up to the equivalent of DM 800 million, calculated on the basis of the daily current cash average rate of exchange, you can also utilize this general credit line in the following currencies:

         US dollars
         Swiss francs
         British pounds

at our office in Luxemborg, provided these currencies are available to us. For possible changes in the value of the Euro, we reserve a safety margin of 10% of the credit line = DM 80 million.

This safety margin relates exclusively to any foreign currency borrowing that would be current at a specific time.




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Page 2

For the credit amount being utilized at any time, the interest and commission rates established by Deutsche Postbank AG for credits of this type will be applied. The interest rate for utilization in a current account is currently 6.5% p.a. We will inform you of any changes in this interest rate that might be caused by market conditions, well in advance.

Furthermore, there is the possibility of utilizing fixed-interest short-term loans within the scope of this credit line, after arrangements have been made between Deutsche Postbank AG, Luxembourg branch, and us. This agreement applies for loans with terms up to six months and also expires on 11/15/2000. For the assumption of short-term loans at fixed interest within the scope of the approved credit line, we are willing, on the basis of current money market practices, to bill a margin of maximum 1/8 percent above Eurolibor for borrowing in the aforementioned currencies, or above Eurolibor for borrowing in the domestic currency.

The credit lines for credit cards which you have been granted is applied to the general credit line, as are the bill guaranties which we have taken on, in the total amount of DM 1,852,954.27, at present.

As long as you and, according to your credit agreement, your subsidiaries are borrowing against the credit line from us and/or from Deutsche Postbank AG, Luxembourg branch, you and your subsidiaries will not provide any security for third parties, for credit granted by them to you or to your subsidiaries, with an original term of up to five years, without having provided equivalent security to us or to Deutsche Postbank AG, Luxembourg branch. Security provided in connection with normal supplier credits, by reservation of ownership (also in the form of extensions and expansions) is excluded from this provision.

You explicitly confirm that you have not given any third parties security for credit granted, with an original term of up to five years.

You will allow us to gain insight into your financial situation at any time, by presenting your year-end financial statements including appendices and situation report, for the term of this general credit line.

If any agreements reached in this contract should lack legal validity, in whole or in part, or are not implemented, the remaining provisions shall nevertheless remain in effect.
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We explicitly point out that our General Business Conditions (Allgerneine
Geschaftsbedingungen-AGB) are an integral part of this contract. We enclose the AGB with this letter.

On the basis of the current limits for large credits, in accordance with the law on granting credit, which limit us to 20% of our equity capital, we must reserve the right to reduce your general credit line in case of any change in our available equity. If such a situation seems to be developing, we will contact you as early as possible, in order to reach an agreement in this regard.

Please confirm your agreement with the content of this letter on the enclosed copy.

We thank you for your cooperation with us in the past, and remain,

Sincerely,
Deutsche Postbank AG

/s/ Achim Scholz       /s/ Volker Mai

Enclosure

We agree with the above conditions and have received the AGB.

The borrower is acting for its own account: yes/no

Bonn, on


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Deutsche Post AG